SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 20/15

Clarification about Inquiries CVM/Bovespa

     Curitiba, December 10, 2015. Companhia Paranaense de Energia – Copel, a power generation, transmission and distribution company, with shares listed on BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELP) and Latibex (XCOP), hereby provides clarification about the news article published by Agência Estado -Broadcast, on December 9, 2015, under the title “COPEL WILL SIGN A R$ 1.4 BI CONTRACT WITH WEG FOR SUPPLY OF WIND TURBINES”, requested through Official Letter 3676/2015 – SAE, sent on December 9, 2015 through BM&FBovespa S.A. - Securities, Commodities and Futures Exchange, which is transcribed below, followed by the Company's letter sent to BM&FBOVESPA with appropriate clarifications.

“December 9, 2015
3676/2015-SAE

Companhia Paranaense de Energia
Mr. Luiz Eduardo da Veiga Sebastiani
Investor Relations Officer

Re.: Request for clarification concerning an article published in the press

Dear Sirs,

A news article published by Agência Estado – Broadcast, on December 9, 2015, states, among other information, that:

1. Copel will be signing tomorrow a contract with WEG regarding supply of 149 wind turbines, with an investment of R$ 1.4 billion destined to the construction of 13 wind farms in the State of Rio Grande do Norte, distributed across the complexes of Cutia (seven wind farms and 86 wind turbines) and Bento Miguel (six wind farms and 63 wind turbines);

2. The estimated investment in the construction of 28 wind farms, divided into five Copel complexes in Rio Grande do Norte, is R$ 3.5 billions.

We have not identified this information in the documents sent by this company through the Empresas.NET system. In the event of a contradiction, inform the document and the pages containing the information and the date and time it was sent.

It is worth mentioning that the company must disclose periodical, occasional and other information of interest to the market, through the Empresas.NET system, ensuring full and immediate disclosure and fair treatment of investors and other market participants.

That said, we request clarifications, up to December 10, 2015, concerning the abovementioned items with their confirmation or not, as well as other information deemed important.

In the file to be sent, the content of the abovementioned inquiry must be transcribed before the reply of this company.

This request fall under the Cooperation Agreement signed by CVM and BM&FBOVESPA on December 13, 2011, non-compliance of which may subject the company to a fine imposed by the CVM’s Company Relations Superintendence (SEP), pursuant to CVM Ruling No. 452/07.

Yours truly,

Nelson Barroso Ortega
Company Monitoring Superintendence

c.c.: CVM – Brazilian Securities Commission
Mr. Fernando Soares Vieira – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market and Intermediary Relations Superintendent”

RE-C/612/2015/DFI
Curitiba, December 10, 2015

Mr. Nelson Barroso Ortega
Company Monitoring Superintendent
BM&FBovespa
Praça Antonio Prado, 48 - 2º andar
01013-001 São Paulo – SP

OFFICIAL LETTER No. 3676/2015-SAE: CLARIFICATION CONCERNING A NEWS ARTICLE PUBLISHED IN THE PRESS

By means of official letter SAE 3676-15, of December 9, 2015, you requests us information regarding the content of the news article published by Agência Estado - Broadcast on December 9, 2015, under the heading “Copel will sign a R$ 1.4 bi contract with WEG for supply wind turbines”.

In this regard, we clarify that the article made available by the communication vehicle at hand deals with information already publicly known, disclosed by the Company to its shareholders and to the market in general on previous dates, according to the following publications:

By means of Notice to the Market – RI 24/14, of November 28, 2014, under the heading “Copel sells power on

20th New Power Auction (A-5)”, protocoled at CVM under No. 447508, Copel reported that the wind turbines of the Bento Miguel Wind Complex would be provided by WEG (same supplier as the Cutia Wind Complex). Thus, the signed of the contract is a formalization of the agreement between the parties upon the power auction.

Additionally, on page 42 of Press Release regarding the third quarter of 2015, filed at CVM on November 11 of this year, available on the Company’s investor relations website, we disclosed a table with the wind projects under construction and respective historical CAPEX (R$ 1,287.2 million), corresponding to 13 wind farms (Cutia and Bento Miguel complex).

With respect to item 2 of the clarification request, Copel has extended its power generation matrix with renewable sources by building 5 wind complexes located in Rio Grande do Norte, by means of its own investments and partnership in an SPC, totaling R$ 3.5 billion CAPEX in 28 wind farms. Of these, 11 went into operation throughout 2015, 4 are ready to operate and the others are under construction. Such information was made available in the abovementioned Press Release, on pages 40 and 42, and on page 37 of the Press Release regarding the result of the third quarter of 2014, filed at CVM on November 13 of that year, made available on the Company’s investor relations website.

We remain available for any further clarification deemed necessary.

Curitiba, December 10, 2015.

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.